UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              FORM 12b-25

                      NOTIFICATION OF LATE FILING

                             (Check one):
( ) Form 10-K  ( ) Form 20-F  ( ) Form 11-K   (x) Form 10-Q  ( ) Form N-SAR

For Period Ended: July 31, 1999

(  ) Transition Report on Form 10-K
(  ) Transition Report on Form 20-F.
(  ) Transition Report on Form 11-K
(  ) Transition Report on Form 10-Q
(  ) Transition Report on Form N-SAR

For the Transition Period Ended: __________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification related: N/A

PART I  -  REGISTRANT INFORMATION

AMERI-CAN RAILWAY SYSTEMS, INCORPORATED
Full Name of Registrant

N/A
Former Name if Applicable

100 WALNUT STREET
Address of Principle Executive Office (Street and Number)

CHAMPLAIN, NEW YORK 12919
City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25
(b), the following should be completed.  (Check box if appropriate)

  (x) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

  (X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   ( ) (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

Due to the size of the company we have minimal staff. Our staff has been dedicating its time to getting our Form 10-SB filed and has not closed the books for the period ended July 31, 1999

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Sydney A. Harland     518            298-2042
     Name                Area Code      Telephone Number

(2) Have all other periodic reports required under section 13 or 15(d) or the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s).

                                   (x)  YES      ( ) NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                   ( ) YES      (x) NO

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                 AMERI-CAN RAILWAY SYSTEMS, INCORPORATED
             (Name of Registrant as specified in charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date:  September 14, 1999         By: /s/   Sydney A. Harland
                                        Sydney A. Harland
                                        Chairman & Chief Executive Officer